EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,				Period from September 7, 2000 (inception) through
	March 31, 2005	2004	2003	2002	2001	December 31, 2000
Fixed charges:
Interest expense	$34,586	$79,053	$39,956	$13,974	$4,286	$295
Interest capitalized	336	—	—	—	—	—
Interest portion of rental expense	514	1,494	843	429	223	53

Total fixed charges	$35,436	$80,547	$40,799	$14,403	$4,509	$348

Earnings:
Net income (loss) before income taxes	$64,259	$205,421	$132,480	$41,582	$6,792	$(62)
Fixed charges	35,436	80,547	40,799	14,403	4,509	348
Less: Interest capitalized	(336)	—	—	—	—	—

Total earnings	$99,359	$285,968	$173,279	$55,985	$11,301	$286

Ratio of earnings to fixed charges	2.8x	3.6x	4.2x	3.9x	2.5x	— (1)

(1)	Earnings were inadequate to cover fixed charges for the period from September 7, 2000 through December 31, 2000. The deficiency of earnings to fixed charges was $0.1 million.